Securities and Exchange Commission
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
VIRGIN MOBILE USA, INC.
(Name of Issuer)
Class A Common Stock, par value $.01 per share
(Title of Class of Securities)
92769R108
(CUSIP Number)
Kyung Hwan Chung
SK Telecom Co., Ltd.
11 Euljiro 2-ga
Jung-gu, Seoul 100-999, Korea
+82-2-6100-1635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 27, 2009
(Date of Event Which Requires
Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

*	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No.	92769R108

1	NAME OF REPORTING PERSON: SK Telecom Co., Ltd. S.S. or I.R.S. Identification Nos. of above persons

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Republic of Korea

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		52,326,642 [1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		14,222,153 [2,3]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

52,326,642 [1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

61.5% [4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

1     Includes (i) 3,029,412 shares of Class A common stock issuable upon conversion of the Series A Preferred Stock of issuer beneficially owned by reporting person, (ii) 10,999,373 shares of Class A common stock beneficially owned by reporting person, and (iii) 193,368 shares of Class A common stock beneficially owned by Helio, Inc., currently controlled by reporting person (as successor to SK Telecom USA Holdings, Inc.). This also includes 38,104,489 shares of Class A common stock of issuer beneficially owned by Sprint Ventures, Inc. and Corvina Holdings Limited (together with its affiliates). The reporting person, Sprint Ventures, Inc. and Corvina Holdings Limited (together with its affiliates) may be deemed to share beneficial ownership of the above-referenced shares as a result of the reporting person, Sprint Ventures, Inc., Corvina Holdings Limited and Cortaire Limited (an affiliate of Corvina Holdings Limited) being signatories to an Amended and Restated Stockholders Agreement, dated August 22, 2008, a copy of which is filed as Exhibit 99.3 to Schedule 13D, dated September 5, 2008, filed by the reporting person. The reporting person does not affirm the existence of a group with Corvina Holdings Limited (together with its affiliates) and Sprint Ventures, Inc. and disclaims beneficial ownership of the shares held by them. The reporting person is not responsible for the completeness and accuracy of the information concerning Corvina Holdings Limited and Sprint Venture Inc.

2     Includes 19,337 shares of Class A common stock of issuer beneficially owned by Helio, Inc. and 1,099,937.30 shares of Class A common stock of issuer beneficially owned by reporting person (as successor to SK Telecom USA Holdings, Inc.) that are being held in escrow to satisfy certain obligations of Helio Inc. and reporting person (as successor to SK Telecom USA Holdings, Inc.), respectively, pursuant to the terms of the Transaction Agreement (See Item 6 of Schedule 13D, dated September 5, 2008, filed by the reporting person).

3     Includes (i) 3,029,412 shares of Class A common stock issuable upon conversion of the Series A Preferred Stock of issuer beneficially owned by reporting person, (ii) 10,999,373 shares of Class A common stock beneficially owned by reporting person, and (iii) 193,368 shares of Class A common stock beneficially owned by Helio, Inc., currently controlled by reporting person (as successor to SK Telecom USA Holdings, Inc.).
4     Percentage calculated using an aggregate of 85,065,213 shares of Class A common stock currently outstanding, based upon the 65,025,441 shares of Class A common stock outstanding as reported by the issuer in its Form 10-Q for the quarterly period ended March 31, 2009 plus (i) 115,062 shares of Class A common stock of issuer that may be acquired by Corvina Holdings Limited (together with its affiliates) upon the conversion of their shares of Class C Common Stock, (ii) the shares of Class A common stock of issuer underlying a limited partnership interest in VMU Opco held by Sprint Ventures, Inc., which interest is initially exchangeable for 12,058,626 shares of Class A common stock of issuer, (iii) 6,058,224 shares of Class A common stock of issuer issuable upon conversion of the Series A Preferred Stock of issuer owned by SK Telecom Co., Ltd. and Corvina Holdings Limited (together with its affiliates), and (iv) 1 share of the Class B common stock of issuer held by Sprint Ventures, Inc., which is entitled to a number of votes that is equal to the total number of shares of Class A common stock of issuer for which Sprint Ventures, Inc.’s limited partnership interest in VMU Opco is exchangeable.

CUSIP No.	92769R108

1	NAME OF REPORTING PERSON: Helio, Inc. S.S. or I.R.S. Identification Nos. of above persons

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		193,368

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		193,368 [9]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

193,368

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.2% [10]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
9       Includes 19,337 shares of Class A common stock of issuer beneficially owned by Helio, Inc. that are being held in escrow to satisfy certain obligations of Helio Inc. pursuant to the terms of the Transaction Agreement (See Item 6 of Schedule 13D, dated September 5, 2008, filed by the reporting person).
10      Percentage calculated using an aggregate of 85,065,213 shares of Class A common stock currently outstanding, based upon the 65,025,441 shares of Class A common stock outstanding as reported by the issuer in its Form 10-Q for the quarterly period ended March 31, 2009 plus (i) 115,062 shares of Class A common stock of issuer that may be acquired by Corvina Holdings Limited (together with its affiliates) upon the conversion of their shares of Class C Common Stock, (ii) the shares of Class A common stock of issuer underlying a limited partnership interest in VMU Opco held by Sprint Ventures, Inc., which interest is initially exchangeable for 12,058,626 shares of Class A common stock of issuer, (iii) 6,058,224 shares of Class A common stock of issuer issuable upon conversion of the Series A Preferred Stock of issuer owned by SK Telecom Co., Ltd. and Corvina Holdings Limited (together with its affiliates), and (iv) 1 share of the Class B common stock of issuer held by Sprint Ventures, Inc., which is entitled to a number of votes that is equal to the total number of shares of Class A common stock of issuer for which Sprint Ventures, Inc.’s limited partnership interest in VMU Opco is exchangeable.

               This Amendment No. 2 to Schedule 13D relates to shares of Class A common stock, $0.01 par value (“Class A common stock”) of Virgin Mobile USA, Inc. (“issuer”). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D, dated September 5, 2008 (the “Initial Statement”) and Amendment No. 1 to Schedule 13D, dated December 5, 2008 (together with the Initial Statement, the “Existing 13D”), filed by the Reporting Persons. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Existing 13D. This Amendment No. 2 is being made to reflect SK Telecom Co., Ltd.’s entering into a voting agreement with Sprint Nextel Corporation (“Sprint Parent”) pursuant to which SK Telecom Co., Ltd. has agreed, inter alia, to vote at least 7,735,790 of its shares of the issuer’s capital stock in favor of adopting the Agreement and Plan of Merger (the “Merger Agreement”), dated July 27, 2009, by and among the issuer, Sprint, Sprint Mozart, Inc. (“Merger Sub”) and approving the merger of Merger Sub with and into the issuer (the “Merger”).
Item 2. Identity and Background.
          Item 2 is amended and restated in its entirety as follows:
(a)	Name and Place of Organization:

This statement is filed jointly by the following (each a “Reporting Person” and together the “Reporting Persons”):

SK Telecom Co., Ltd. — Republic of Korea

Helio, Inc. — Delaware

(b)	Principal Office and Business Address:

SK Telecom Co., Ltd. 11 Euljiro 2-ga Jung-gu, Seoul 100-999, Korea

Helio, Inc. c/o SK Telecom Co., Ltd. 11 Euljiro 2-ga Jung-gu, Seoul 100-999, Korea

(c)	Principal Business:

Wireless telecommunications provider.

(d)	Criminal Proceeding:

None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)	Civil Proceeding:

None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)	Citizenship:

Not applicable.
The name, place of residence, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth in Schedule A, attached hereto and incorporated by reference.
Effective December 5, 2008, SK Telecom, a wholly owned subsidiary of SK Telecom Co., Ltd. and a Reporting Person under the Existing 13D, was dissolved and SK Telecom Co., Ltd. was assigned the rights, and assumed the obligations, of SK Telecom under each of the agreements described in Item 6 of the Existing 13D and, effective December 30, 2008, was transferred and became the direct owner of all of

SK Telecom’s shares of Class A common stock of issuer and Series A preferred stock of issuer. As a result, SK Telecom is no longer a Reporting Person hereunder.
Item 3. Source and Amount of Funds or Other Consideration
          Item 3 is amended to add the following:
          Effective December 5, 2008, SK Telecom, a wholly owned subsidiary of SK Telecom Co., Ltd., was dissolved and SK Telecom Co., Ltd. was assigned the rights, and assumed the obligations, of SK Telecom under each of the agreements described in Item 6 of the Existing 13D and, effective December 30, 2008, was transferred and became the direct owner of all of SK Telecom’s shares of Class A common stock of issuer and Series A preferred stock of issuer. No additional consideration was paid by SK Telecom Co., Ltd. for the shares. All references to SK Telecom in the Existing 13D shall be deemed to refer to SK Telecom Co., Ltd. (as successor to SK Telecom).
Item 4. Purpose of Transaction.
          Item 4 is amended to add the following:
          Effective December 5, 2008, SK Telecom, a wholly owned subsidiary of SK Telecom Co., Ltd., was dissolved and SK Telecom Co., Ltd. was assigned the rights, and assumed the obligations, of SK Telecom under each of the agreements described in Item 6 of the Existing 13D and, effective December 30, 2008, was transferred and became the direct owner of all of SK Telecom’s shares of Class A common stock of issuer and Series A preferred stock of issuer. No additional consideration was paid by SK Telecom Co., Ltd. for the shares. All references to SK Telecom in the Existing 13D shall be deemed to refer to SK Telecom Co., Ltd. (as successor to SK Telecom).
Item 5. Interest in Securities of the Issuer.
          Item 5 is amended and restated in its entirety as follows:
(a)	aggregate number and percentage of class of securities:

See line 11 and line 13 of each cover page.
(b) (i)	sole power to vote or to direct the vote:
See line 7 of each cover page.

(ii)	shared power to vote or to direct the vote:

See line 8 of each cover page.

(iii)	sole power to dispose or to direct the disposition of:

See line 9 of each cover page.

(iv)	shared power to dispose or to direct the disposition of:

See line 10 of each cover page.
(c)	Other than as described in this Amendment No.2 to the Existing 13D, there has been no transaction in securities of the issuer by the Reporting Persons during the last 60 days.
   (d) 9,668 shares of Class A common stock of issuer owned by Helio, Inc. and 549,968.65 common units of VMU Opco (subsequently converted into the same number of shares of Class A common stock of issuer) owned by SK Telecom Co., Ltd. (as successor to SK Telecom) were released from escrow as of December 2, 2008, following final determination that no working capital adjustment would be made pursuant to the terms of the Transaction Agreement. The remaining 19,337 shares of Class A common stock of issuer owned by Helio, Inc. and 1,099,937.30 shares of Class A common stock of issuer owned by SK Telecom Co., Ltd. (as successor to SK Telecom) will continue to be held in escrow to satisfy certain obligations of Helio Inc. and SK Telecom Co., Ltd. (as successor to SK Telecom), respectively, pursuant to the terms of the Transaction Agreement and shall not be sold until such time as they are released from such escrow arrangement (on or about March 31, 2010) or are used to satisfy such obligations. The Reporting Persons retain all voting power of such securities until such time as they are released from the escrow arrangement.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          Item 6 is amended to add the following:
SK Telecom Co., Ltd. Voting Agreement
     On July 27, 2009, SK Telecom Co., Ltd. entered into a voting agreement with Sprint Parent pursuant to which SK Telecom Co., Ltd. has agreed, inter alia, to vote at least 7,735,790 of its shares of the issuer’s capital stock in favor of adopting the Merger Agreement and approving the Merger. The voting agreement between SK Telecom Co., Ltd. and the issuer is filed as Exhibit 99.10 hereto and is incorporated herein by reference.
Item 7. Materials to be filed as Exhibits.
          Item 7 is amended to add the following:
          Exhibit 99.10 — SK Telecom Co., Ltd. Voting Agreement

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 29, 2009

SK Telecom Co., Ltd.
/s/ Tae Jin Park
Name:	Tae Jin Park
Title:	Senior Vice President

Helio, Inc.
/s/ Won Hee Sull
Name:	Won Hee Sull
Title:	CEO

Schedule A
Board of Directors and Executive Officers
No person contained on this Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
No person contained on this Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.
SK Telecom Co., Ltd.:

Name	Address	Office	Principal Occupation	Citizenship
Man Won Jung	SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu Seoul 100-999 Korea	President, CEO and Representative Director of SK Telecom	President, CEO and Representative Director of SK Telecom	Korea

Jae Won Chey	SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu Seoul 100-999 Korea	Chairman of the Board of Directors of SK Telecom Vice Chairman & CEO of SK Holdings Vice Chairman & CEO of SK Gas Vice Chairman & CEO of SK E&S	Chairman of the Board of Directors of SK Telecom	Korea

Sung Min Ha	SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu Seoul 100-999 Korea	President of MNO Business of SK Telecom	President of MNO Business of SK Telecom	Korea

Hyun Chin Lim	SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu Seoul 100-999 Korea	Independent Non-executive Director	Dean, College of Social Science, Seoul National University	Korea

Dal Sup Shim	SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu Seoul 100-999 Korea	Independent Non-executive Director	Auditor, Korea Technology Corp.	Korea

Name	Address	Office	Principal Occupation	Citizenship
Rak Young Uhm	SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu Seoul 100-999 Korea	Independent Non-executive Director	Visiting Professor Graduate School of Public Administration, Seoul National University	Korea

Jay Young Chung	SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu Seoul 100-999 Korea	Independent Non-executive Director	Professor, Graduate School of Business Administration, Sung Kyun Kwan University	Korea

Jae Ho Cho	SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu Seoul 100-999 Korea	Independent Non-executive Director	Professor of Finance, College of Business Administration, Seoul National University	Korea
Helio, Inc.:

Name	Address	Office	Principal Occupation	Citizenship
Kyong Mok Cho	c/o SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu Seoul 100-999 Korea	Director	Executive Vice President, SK Holdings	Korea

Sky D. Dayton	c/o SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu Seoul 100-999 Korea	Director	Entrepreneur	US

Jin Woo So	c/o SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu Seoul 100-999 Korea	Director	President, Global Management Service of SK Telecom	Korea

Sung Won Suh	c/o SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu Seoul 100-999 Korea	Director	Senior Executive Vice President, SK Telecom	Korea

Wonhee Sull	c/o SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu Seoul 100-999 Korea	Director and President	President of Helio, Executive Vice President SK Telecom	Korea